Filed Pursuant to Rule 424B3
Registration No. 333-144917

The information in this prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 7, 2007

P R O S P E C T U S  S U P P L E M E N T

(To Prospectus dated September 7, 2007)

6,520,667 Shares

Heartland Payment Systems, Inc.

Common Stock

$             per Share

We are offering 25,000 shares of our common stock, par value $0.001 per share, and the selling stockholders identified in this prospectus supplement are offering 6,495,667 shares of our common stock. We will not receive any proceeds from the sale of shares being sold by the selling stockholders.

Our common stock is traded on the New York Stock Exchange under the symbol “HPY”. On September 6, 2007, the last reported sales price of our common stock on the New York Stock Exchange was $30.20 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Heartland Payment Systems (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,750 and 974,350 additional shares of common stock, respectively, at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering.

The underwriters expect to deliver shares against payment on                     , 2007.

Citi	JPMorgan

William Blair & Company

                                    SunTrust Robinson Humphrey

                                                             Robert W. Baird & Co.

                                                                                  KeyBanc Capital Markets

            , 2007

Prospectus Supplement

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to this offering of common stock. To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus and any free writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should read this prospectus supplement, the accompanying prospectus, the documents incorporated by reference in this prospectus supplement and the accompanying prospectus, and any free writing prospectus before making your investment decision. You should also read and consider the information in the documents we have referred you to in the sections of this prospectus supplement entitled “Information Incorporated by Reference” and “Where You Can Find More Information.”

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and may not contain all of the information that is important to you. We encourage you to read this prospectus supplement and accompanying prospectus in its entirety, including the “Risk Factors” section in the accompanying prospectus and the documents incorporated by reference herein. As used in this prospectus supplement and accompanying prospectus, unless otherwise specified or the context requires otherwise, the terms “we,” “our,” and “us” refer to Heartland Payment Systems, Inc. and its subsidiaries.

Heartland Payment Systems, Inc.

Our Business

Bank Card Payment Processing

Our primary business is to provide bank card payment processing services to merchants in the United States. This involves facilitating the exchange of information and funds between merchants and cardholders’ financial institutions, providing end-to-end electronic payment processing services to merchants, including merchant set-up and training, transaction authorization and electronic draft capture, clearing and settlement, merchant accounting, merchant assistance and support and risk management. We also provide additional services to our merchants, such as payroll processing, gift and loyalty programs and paper check processing, and we sell and lease point-of-sale devices and supplies.

According to The Nilson Report, in 2006 we were the 6th largest card acquirer in the United States (counting affiliated competitors as single entities for these purposes) ranked by purchase volume, which consists of both credit and debit Visa and MasterCard transactions. This ranking represented 2.3% of the total bank card processing market. At June 30, 2007, we provided our bank card payment processing services to approximately 146,975 active merchant locations, referred to as bank card merchants in this document, throughout the United States. In 2006, 2005 and 2004, our bank card processing volume was $43.3 billion, $33.7 billion and $25.0 billion, respectively. Our bank card processing volume for the six months ended June 30, 2007 was $24.5 billion, a 21.2% increase from the $20.2 billion processed during the six months ended June 30, 2006.

Our bank card processing revenue is recurring in nature, as we typically enter into three-year service contracts that, in order to qualify for the agreed-upon pricing, require the achievement of agreed bank card processing volume minimums from our merchants. Most of our revenue is from gross processing fees, which are primarily a combination of a percentage of the dollar amount of each Visa and MasterCard transaction we process plus a flat fee per transaction. We pay interchange fees to card issuing banks and dues and assessments to Visa and MasterCard, and we retain the remainder. On average, our gross revenue from processing transactions equals approximately $2.43 for every $100 we process.

We sell and market our bank card payment processing services through a nationwide direct sales force consisting of approximately 1,491 sales professionals as of June 30, 2007. Through this sales force we establish a local sales and servicing presence, which we believe provides for enhanced referral opportunities and helps mitigate merchant attrition. We compensate our sales force solely through commissions, based upon the performance of their merchant accounts. We believe that our sales force and our experience and knowledge in providing payment processing services to small- and medium-size merchants gives us the ability to effectively evaluate and manage the payment processing needs and risks that are unique to these merchants. In 2006, our sales force generated over 55,000 bank card merchant applications and installed almost 51,000 new bank card merchants. In 2005, our sales force generated over 49,500 bank card merchant applications and installed almost 45,000 new bank card merchants. The number of new bank card merchants installed during the six months ended

June 30, 2007 grew by approximately 11.3% to 28,567 new bank card merchants installed, compared to 25,671 new bank card merchants installed during the six months ended June 30, 2006.

We have developed significant expertise in industries that we believe present relatively low risks as the customers are generally present in person and the products or services are generally delivered at the time the transaction is processed. These industries include restaurants, brick and mortar retailers, lodging establishments, automotive repair shops, convenience and liquor stores and professional service providers. As of June 30, 2007, approximately 31.1% of our bank card merchants were restaurants, approximately 20.5% were brick and mortar retailers, approximately 10.5% were convenience and liquor stores, approximately 8.8% were automotive sales, repair shops and gas stations, approximately 7.5% were professional service providers and approximately 3.9% were lodging establishments.

Since our inception, we have developed a number of proprietary Internet-based systems to increase our operating efficiencies and distribute our processing and merchant data to our three main constituencies: our sales force, our merchant base and our customer service staff. In 2001, we began providing authorization and data capture services to our merchants through our own front-end processing system, “HPS Exchange.” In 2005, we began providing clearing, settlement and merchant accounting services through our own internally developed back-end processing system, “Passport.” Passport enables us to customize these services to the needs of our Relationship Managers and merchants. We completed converting substantially all of our bank card merchants to Passport during the second quarter of 2006.

During the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007, approximately 53%, 64% and 72%, respectively, of our transactions were processed through HPS Exchange, which has decreased our operating costs per transaction. At June 30, 2007, approximately 143,760 of our 146,975 total bank card merchants were processing on Passport. With the conversion to Passport in 2006, our internally developed systems are providing substantially all aspects of a merchant’s processing needs. Previously, we relied on third party vendors for some of these services including bank card authorization and data capture services, settlement and merchant accounting services.

Payroll Processing Services

Through our wholly-owned subsidiary, Heartland Payroll Company, we operate a full-service nationwide payroll processing service. At June 30, 2007 we processed payroll for 5,467 customers throughout the United States, increases of 29.7% and 57.0%, respectively, from 4,216 payroll customers at December 31, 2006 and 3,482 payroll customers at June 30, 2006.

Our nationwide direct sales force also sells our payroll processing services solely on a commission basis. In 2006, our direct sales force received additional training regarding our payroll processing products and increased its focus on selling these products. In 2006, 2005 and 2004, we installed 3,140, 1,117 and 988 new payroll processing customers, respectively.

Our total merchants, which we define as bank card processing merchants plus payroll customers, increased to 152,442 at June 30, 2007. This represents increases of 10.9% and 18.8%, respectively, over the 137,416 total merchants at December 31, 2006 and 128,282 total merchants at June 30, 2006.

Corporate Information

Our principal executive offices are located at 90 Nassau Street, Princeton, New Jersey 08542 and our telephone number is (609) 683-3831. Our website address is www.heartlandpaymentsystems.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus supplement or the accompanying prospectus.

THE OFFERING

Unless otherwise stated, information herein assumes that the underwriters will not exercise their option to purchase additional shares.

Shares Offered by Us	25,000 shares

Shares Offered by the Selling Stockholders	6,495,667 shares

Shares to be Outstanding After the Offering	37,699,846 shares

The number of shares of our common stock to be outstanding after this offering is based upon the number of shares of common stock outstanding as of August 15, 2007 and excludes:

•	3,447,751 shares of common stock issuable, as of August 15, 2007, upon the exercise of outstanding options to purchase common stock, at a weighted average exercise price of $11.02 per share; and

•	1,211,555 shares of common stock reserved for issuance under our Second Amended and Restated 2000 Incentive Stock Option Plan.

Use of Proceeds

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders. We intend to use the net proceeds to us of this offering for general corporate purposes. See “Use of Proceeds”.

Dividend Policy

We began paying quarterly dividends to our stockholders in September 2006. For a discussion of dividends and the factors that will affect the determination by our Board of Directors to declare dividends, see “Dividend Policy”.

New York Stock Exchange Symbol	HPY

Risk Factors	See “Risk Factors” in the accompanying prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements. We do not have any intention or obligation to update these forward-looking statements.

You should understand that many important factors, in addition to those discussed elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein and therein, could cause our results to differ materially from those expressed in the forward-looking statements. These factors include, without limitation, our competitive environment, the business cycles and credit risks of our customers, merchant attrition, chargeback liability, problems with our bank sponsor, our reliance on other bank card payment processors, our inability to pass increased interchange fees along to our merchants, economic conditions, the unauthorized disclosure of merchant data, government regulation and system failures.

USE OF PROCEEDS

We estimate the net proceeds to us from this offering will be approximately $293,733 (or approximately $402,445 if the underwriters’ option to purchase additional shares of our common stock is exercised in full), based upon an assumed public offering price of $30.20 per share (the last reported sales price of our common stock on September 6, 2007), after payment of underwriting discounts and commissions and estimated expenses of this offering. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

We intend to use the net proceeds of this offering for general corporate purposes.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2007 on an actual basis and on an as adjusted basis to give effect our receipt of approximately $293,733 in estimated net proceeds from our sale of 25,000 shares of our common stock in this offering assuming an offering price of $30.20 per share, the last reported sales price of our common stock on September 6, 2007. This table should be read in conjunction with our annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 9, 2007, our quarterly report on Form 10-Q for the three months ended March 31, 2007, filed with the SEC on May 9, 2007, our quarterly report on Form 10-Q for the three months ended June 30, 2007, filed with the SEC on August 8, 2007, and the other information incorporated by reference into this prospectus.

	As of June 30, 2007 (in thousands, except share data)	As Adjusted (in thousands, except share data)
Stockholders’ equity
Common Stock, $.001 par value, 100,000,000 shares authorized, 39,133,454 shares issued at June 30, 2007; 37,443,754 shares outstanding at June 30, 2007	$39	$39
Additional paid-in capital	163,163	163,457
Accumulated other comprehensive loss	(25)	(25)
Retained earnings	23,787	23,787
Treasury stock, at cost (1,689,700 shares at June 30, 2007)	(40,832)	(40,832)

Total stockholders’ equity	$146,132	$146,426

Total capitalization	$146,132	$146,426

The number of shares of our common stock to be outstanding after this offering is based upon the number of shares of common stock outstanding as of June 30, 2007 and excludes:

•	3,704,143 shares of common stock issuable, as of June 30, 2007, upon the exercise of outstanding options to purchase common stock, at a weighted average exercise price of $10.73 per share; and

•	1,233,255 shares of common stock reserved for issuance under our Second Amended and Restated 2000 Incentive Stock Option Plan.

PRICE RANGE OF OUR COMMON STOCK

Our common stock, $0.001 par value per share, our only class of common equity, has been quoted on the New York Stock Exchange under the symbol “HPY” since August 16, 2005. The following table sets forth the high and low sales prices per share of our common stock for the periods indicated, as reported on the New York Stock Exchange:

	High	Low
Year ending December 31, 2007
Third Quarter (through September 6, 2007)	$33.00	$27.96
Second Quarter	$29.60	$23.66
First Quarter	$29.01	$23.40
Year ending December 31, 2006
Fourth Quarter	$29.44	$24.08
Third Quarter	$29.02	$23.12
Second Quarter	$29.90	$24.38
First Quarter	$25.62	$21.22
Five months ended December 31, 2005
Fourth Quarter	$26.50	$20.77
Third Quarter	$27.73	$22.20

As of September 6, 2007, the closing sale price of our common stock as reported on the New York Stock Exchange was $30.20 per share. As of August 15, 2007, there were 54 holders of record of our common stock, not including beneficial owners of shares registered in nominee or “street name” on such date.

SELLING STOCKHOLDERS

The following table presents certain information regarding the beneficial ownership of our common stock outstanding as of August 15, 2007 to be sold in this offering by the selling stockholders. Please see the “Certain Relationships and Related Transactions” section of the proxy statement for our annual meeting of stockholders held on May 3, 2007 which is incorporated by reference into this prospectus supplement for a description of material relationships between us and the selling stockholders. As described in the footnotes below, Robert O. Carr has been our Chairman and Chief Executive Officer since our inception in October 2000. In addition, as described in the footnotes below, Robert H.B. Baldwin, Jr. has been our Chief Financial Officer since our inception in October 2000.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentages of beneficial ownership set forth below are based on 37,674,846 shares of common stock outstanding on August 15, 2007.

Name of Beneficial Owner	Shares Beneficially Owned Prior to this Offering		Shares Being Sold in the Offering	Shares Beneficially Owned After the Offering		Maximum Number of Shares Being Sold in the Over-Allotment Option, if Any	Shares Beneficially Owned After the Offering if the Underwriters’ Over- Allotment Option is Exercised in Full
	Number	Percentage		Number	Percentage		Number	Percentage
Greenhill Capital Partners, L.P.(1)(2)(3)(10)	3,207,498	8.5%	1,603,749	1,603,749	4.3%	240,562	1,363,187	3.6%
Greenhill Capital L.P.(1)(2)(3)(10)	978,364	2.6%	489,182	489,182	1.3%	73,378	415,804	1.1%
Greenhill Capital Partners (Cayman) L.P.(1)(2)(3)(10)	534,721	1.4%	267,361	267,360	*	40,105	227,255	*
Greenhill Capital Partners (Executives) L.P.(1)(2)(3)(10)	517,751	1.4%	258,875	258,876	*	38,830	220,046	*
LLR Equity Partners, L.P.(1)(2)(4)(5)	4,133,509	11.0%	2,066,755	2,066,754	5.5%	310,013	1,756,741	4.7%
LLR Equity Partners Parallel, L.P.(1)(2)(4)(5)	419,491	1.1%	209,745	209,746	*	31,462	178,284	*
Robert O. Carr(6)(7)	10,365,358	27.5%	1,500,000	8,865,358	23.5%	225,000	8,640,358	22.9%
Robert H.B. Baldwin, Jr.(8)(9).	1,029,736	2.7%	100,000	929,736	2.5%	15,000	914,736	2.4%
Total	21,186,428	56.2%	6,495,667	14,690,761	39.0%	974,350	13,716,411	36.4%

*	Less than 1% of the outstanding stock.
(1)	Each of the indicated selling stockholders acquired such selling stockholder’s beneficial ownership of some of the shares of common stock offered by this prospectus and some or all of the other shares of common stock beneficially owned by such selling stockholder by conversion of the Series A Senior Convertible Participating Preferred Stock, par value $0.01, which each such selling stockholder received in our October 11, 2001 sale of 13,333,334 shares of Series A Senior Convertible Participating Preferred Stock. Such issuance of the Series A Senior Convertible Participating Preferred Stock was exempt from registration pursuant to Section 4(2) of the Securities Act.
(2)	Each of the indicated selling stockholders acquired such selling stockholder’s beneficial ownership of some of the shares of common stock offered by this prospectus and some or all of the other shares of common stock beneficially owned by such selling stockholder pursuant to the sales of our common stock by Carr Holdings, L.L.C. on March 21, 2003 and November 17, 2004.

(3)	By virtue of their ownership and positions as the Senior Members of GCP 2000, LLC and as Managing Directors of Greenhill Capital Partners, LLC, which control the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, Scott L. Bok, Robert F. Greenhill, Robert H. Niehaus and V. Frank Pottow may be deemed to beneficially own these shares. In addition, GCP Managing Partner, L.P. and GCP, L.P., the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, as well as Greenhill Capital Partners, LLC and GCP 2000, LLC, which control the general partners, and Greenhill & Co., Inc., the sole member of Greenhill Capital Partners, LLC, may be deemed to beneficially own these shares. Decisions regarding the investments by the funds are made by an investment committee, the composition of which may change from time to time. The current members of the investment committee are Robert H. Niehaus, Scott L. Bok, Robert F. Greenhill, Simon A. Borrows, Kevin A. Bousquette and V. Frank Pottow, each of whom disclaims beneficial ownership of the shares held by the funds except to the extent of his pecuniary interest therein.
(4)	Each of the indicated selling stockholders acquired such selling stockholder’s beneficial ownership of some of the shares of common stock offered by this prospectus and some or all of the other shares of common stock beneficially owned by such selling stockholder pursuant to the sale of our common stock by Carr Holdings, L.L.C. on May 3, 2005.
(5)	By virtue of his ownership and/or position as management of LLR Capital, L.P., which is the general partner of LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P., Mitchell L. Hollin may be deemed to beneficially own these shares. In addition, LLR Capital, L.P., the general partner of LLR Equity Partners, L.P. and LLR Equity Partners Parallel, L.P., may be deemed to beneficially own these shares. Mr. Hollin disclaims beneficial ownership of the shares held by the funds except to extent of his pecuniary interest therein.
(6)	Robert O. Carr acquired his beneficial ownership of the shares of common stock offered by this prospectus pursuant to an exercise on February 22, 2006 of an option to purchase an aggregate of 1,750,000 shares of our common stock granted by Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners (Executives), L.P., Greenhill Capital, L.P., LLR Equity Partners, L.P., and LLR Equity Partners Parallel, L.P. in July 2003. Mr. Carr acquired the remainder of the shares of common stock he owns beneficially through the exercise of options granted under our 2000 Equity Incentive Plan and pursuant to an exchange of his limited liability company membership interests of Triad, L.L.C., a New Jersey limited liability company, for our common stock pursuant to an agreement and plan of merger between us and Triad dated September 30, 2000, pursuant to which Triad was merged into us upon the filing of the certificates of merger with the states of Delaware and New Jersey on October 3, 2000 and October 2, 2000, respectively. Each outstanding limited liability company membership interest of Triad was converted into 2,000 shares of our common stock.
(7)	Robert O. Carr has served as our Chairman of the Board of Directors and Chief Executive Officer since October 2000.
(8)	Robert H.B. Baldwin, Jr. acquired or will acquire beneficial ownership of the shares of common stock offered by this prospectus pursuant to an exercise of an option granted under our 2000 Equity Incentive Plan.
(9)	Robert H.B. Baldwin, Jr. has served as our Chief Financial Officer since October 2000.
(10)	Each of Greenhill Capital Partners, L.P. and its affiliated investment funds is an affiliate of a registered broker-dealer and has informed us that:

•	it purchased the securities offered by this prospectus in the ordinary course of business, and

•

at the time the securities were purchased, it had no agreements or understandings, directly or indirectly, with us or any of our affiliates or any person acting on our behalf or on behalf of any of our affiliates to distribute the securities.

UNDERWRITING

Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering and, together with William Blair & Company, L.L.C., SunTrust Robinson Humphrey, Inc., Robert W. Baird & Co. Incorporated and KeyBanc Capital Markets Inc., as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
William Blair & Company, L.L.C.
SunTrust Robinson Humphrey, Inc.
Robert W. Baird & Co. Incorporated
KeyBanc Capital Markets Inc.

Total	6,520,667

The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (excluding the shares that are the subject of the underwriters’ option to purchase additional shares described below) if they purchase any of the shares. The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the shares to dealers at the public offering price less a concession not to exceed $             per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

We and the selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 3,750 and 974,350 additional shares of common stock, respectively, at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our officers and directors and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus supplement, with certain limited exceptions (including certain issuances in connection with any acquisition), we and they will not, without the prior written consent of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., offer, sell, issue or otherwise dispose of or hedge any shares of our common stock except for shares of common stock sold in this offering by us and the selling stockholders. The underwriters in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by Us		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise

Per share	$	$	$	$
Total	$	$	$	$

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of the shares of common stock described in this prospectus supplement and the accompanying prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of the common stock described in this prospectus supplement and the accompanying prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus supplement and the accompanying prospectus. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement and the accompanying prospectus are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus supplement and the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus supplement and the accompanying prospectus nor any other offering material relating to the common stock described in this prospectus supplement and the accompanying prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus supplement and the accompanying prospectus nor any other offering material relating to the common stock has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the common stock to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

We expect to deliver the shares against payment for the shares on or about the date specified in the last paragraph of the cover page of this prospectus supplement.

In connection with the offering, the underwriters may purchase and sell shares in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases. Any of these activities may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market or otherwise.

If the underwriters commence any of these transactions, they may discontinue them at any time. Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions will not be discontinued without notice, once they are commenced.

We estimate that our portion of the total expenses of this offering will be $431,017. We are responsible for paying expenses incurred in connection with the stock being sold by the selling stockholders as well as the stock that we are selling.

Since June 2005, Citigroup Global Markets Inc. and its affiliates have made personal loans to Robert O. Carr. The current outstanding balance of such loans is approximately $26.33 million. The loans bear interest at a market rate and are secured by shares of our common stock owned by Mr. Carr. If Mr. Carr defaults on these loans, Citigroup Global Markets Inc. and its affiliates will have the right to sell into the market pledged shares with a value equal to the unpaid amounts due under the loans.

The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. KeyBank, National Association, an affiliate of KeyBanc Capital Markets, provides sponsorship into the MasterCard and Visa associations for us for a fee, and also makes credit lines available to us and makes interchange advances to our merchants, for which we pay the prime rate. We have recently entered into a revolving credit facility under which underwriters or their affiliates will serve as administrative agent, bookrunner, lead arranger, syndication agent, documentation agent and lenders. We do not currently have any borrowings under that facility.

A prospectus supplement in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Heller Ehrman LLP, New York, New York. Certain legal matters will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus supplement, which means we may disclose important information by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be a part of this prospectus supplement, except for any information superseded by other information contained in, or incorporated by reference into, this prospectus supplement.

The following documents filed by us with the SEC are hereby incorporated by reference in this prospectus supplement:

•

our current reports on Form 8-K filed with the SEC on March 22, 2007 (excluding the portions of that report that were furnished rather than filed), May 4, 2007 (excluding the portions of that report that were furnished rather than filed), June 12, 2007 and August 2, 2007 (excluding the portions of that report that were furnished rather than filed);

•	our annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 9, 2007;

•	our quarterly report on Form 10-Q for the three months ended March 31, 2007, filed with the SEC on May 9, 2007;

•	our quarterly report on Form 10-Q for the three months ended June 30, 2007, filed with the SEC on August 8, 2007; and

•

the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on August 4, 2005 and all amendments or reports filed by us for the purpose of updating those descriptions.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus supplement and to be part hereof from the dates of filing of such reports and other documents; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus supplement is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus supplement, other than exhibits to such documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus supplement incorporates. Requests for such copies should be directed to our corporate secretary, at the following address or by calling the following telephone number:

Heartland Payment Systems, Inc.

90 Nassau Street

Princeton, New Jersey 08542

Attention: Charles H.N. Kallenbach

(609) 683-3831

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act, a registration statement on Form S-3 relating to the common stock we are offering. This prospectus supplement does not contain all of the information included in the registration statement and its exhibits and schedules thereto. For further information with respect to us and the shares we are offering pursuant to this prospectus supplement, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus supplement as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other document filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the commission’s public reference room at 100 F Street, NE, Room 2521, Washington, D. C. 20549. You may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The commission maintains a website that contains reports, proxy information statements and other information regarding registrants that file electronically with the commission. The address of this website is http://www.sec.gov.

Our internet address is www.heartlandpaymentsystems.com. We make available free of charge, on or through our web site, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our web site is not part of this prospectus supplement.

P R O S P E C T U S

7,532,500 Shares

Heartland Payment Systems, Inc.

Common Stock

We or certain selling stockholders may offer and sell shares of our common stock from time to time in amounts, at prices and on terms that will be determined at the time of any such offering.

Each time any securities are offered pursuant to this prospectus, we will provide a prospectus supplement and attach it to this prospectus. The prospectus supplement will contain more specific information about the offering. You should read this prospectus, the information incorporated in this prospectus by reference and any prospectus supplement carefully before you invest in our common stock.

This prospectus may not be used to offer or sell securities without a prospectus supplement describing the method and terms of the offering.

Our common stock is traded on the New York Stock Exchange under the symbol “HPY”. On September 6, 2007, the last reported sales price of our common stock was $30.20.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 4.

We and any selling stockholders may sell the securities to or through underwriters or dealers, directly to purchasers or through agents designated from time to time. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution” in this prospectus. If any underwriters are involved in the sale of any securities with respect to which this prospectus is being delivered, the names of such underwriters and any applicable discounts or commissions and over-allotment options will be set forth in a prospectus supplement. The price to the public of such securities and the net proceeds we expect to receive from such sale will also be set forth in a prospectus supplement.

Neither the Securities and Exchange Commission nor any other state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated September 7, 2007

You should rely only on the information contained in or incorporated by reference in this prospectus, the related prospectus supplement or any free writing prospectus distributed by or on behalf of us. We have not authorized anyone to provide you with different information. Neither we nor the selling stockholders are making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus. This prospectus may not be used to consummate a sale of our securities unless it is accompanied by a prospectus supplement. The terms “Heartland”, “we,” “us,” and “our” refer to Heartland Payment Systems, Inc.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration process. Under the shelf registration process, we and certain selling stockholders may sell common stock in one or more offerings. This prospectus provides you with a general description of the common stock we and the selling stockholders may offer. Each time we or the selling stockholders sell any common stock under this prospectus, we will provide a prospectus supplement that will contain more specific information about the terms of that offering. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. This prospectus, together with the applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. Please carefully read both this prospectus and any prospectus supplement together with the additional information incorporated by reference in this prospectus as described below under “Information Incorporated by Reference” before buying our common stock in this offering.

This prospectus contains and incorporates by reference market data, industry statistics and other data that have been obtained from, or compiled from, information made available by third parties. We have not independently verified their data.

HEARTLAND PAYMENT SYSTEMS, HEARTLAND PAYROLL COMPANY, HEARTLAND PAYDAY, hLEARNING, HPS, INSTAVIEW, DEBITEK and HPS EXCHANGE are among our registered trademarks. All other brand names or trademarks appearing in this prospectus or in any document incorporated by reference into this prospectus are the property of their respective holders.

SUMMARY

This summary highlights selected information about our company and the common stock that we or the selling stockholders are offering. It does not contain all of the information that may be important to you. You should carefully read this entire prospectus, including the “Risk Factors” section, all of the documents incorporated herein by reference and the prospectus supplement describing the specific terms of any offer pursuant to this prospectus.

Heartland Payment Systems, Inc.

Our Business

Bank Card Payment Processing

Our primary business is to provide bank card payment processing services to merchants in the United States. This involves facilitating the exchange of information and funds between merchants and cardholders’ financial institutions, providing end-to-end electronic payment processing services to merchants, including merchant set-up and training, transaction authorization and electronic draft capture, clearing and settlement, merchant accounting, merchant assistance and support and risk management. We also provide additional services to our merchants, such as payroll processing, gift and loyalty programs, and paper check processing, and we sell and lease point-of-sale devices and supplies.

According to The Nilson Report, in 2006 we were the 6th largest card acquirer in the United States ranked by purchase volume, which consists of both credit and debit Visa and MasterCard transactions (counting affiliated competitors as single entities for these purposes). This ranking represented 2.3% of the total bank card processing market. At June 30, 2007, we provided our bank card payment processing services to approximately 146,975 active merchant locations, referred to as bank card merchants in this document, throughout the United States. In 2006, 2005 and 2004, our bank card processing volume was $43.3 billion, $33.7 billion and $25.0 billion, respectively. Our bank card processing volume for the six months ended June 30, 2007 was $24.5 billion, a 21.2% increase from the $20.2 billion processed during the six months ended June 30, 2006.

Our bank card processing revenue is recurring in nature, as we typically enter into three-year service contracts that, in order to qualify for the agreed-upon pricing, require the achievement of agreed bank card processing volume minimums from our merchants. Most of our revenue is from gross processing fees, which are primarily a combination of a percentage of the dollar amount of each Visa and MasterCard transaction we process plus a flat fee per transaction. We pay interchange fees to card issuing banks and dues and assessments to Visa and MasterCard, and we retain the remainder. On average, our gross revenue from processing transactions equals approximately $2.43 for every $100 we process.

We sell and market our bank card payment processing services through a nationwide direct sales force consisting of approximately 1,491 sales professionals as of June 30, 2007. Through this sales force we establish a local sales and servicing presence, which we believe provides for enhanced referral opportunities and helps mitigate merchant attrition. We compensate our sales force solely through commissions, based upon the performance of their merchant accounts. We believe that our sales force and our experience and knowledge in providing payment processing services to small- and medium-size merchants gives us the ability to effectively evaluate and manage the payment processing needs and risks that are unique to these merchants. In 2006, our sales force generated over 55,000 bank card merchant applications and installed almost 51,000 new bank card merchants. In 2005, our sales force generated over 49,500 bank card merchant applications and installed almost 45,000 new bank card merchants. The number of new bank card merchants installed during the six months ended June 30, 2007 grew by approximately 11.3% to 28,567 new bank card merchants installed, compared to 25,671 new bank card merchants installed during the six months ended June 30, 2006.

We have developed significant expertise in industries that we believe present relatively low risks as the customers are generally present in person and the products or services are generally delivered at the time the transaction is processed. These industries include restaurants, brick and mortar retailers, lodging establishments, automotive repair shops, convenience and liquor stores and professional service providers. As of June 30, 2007, approximately 31.1% of our bank card merchants were restaurants, approximately 20.5% were brick and mortar retailers, approximately 10.5% were convenience and liquor stores, approximately 8.8% were automotive sales, repair shops and gas stations, approximately 7.5% were professional service providers and approximately 3.9% were lodging establishments.

Since our inception, we have developed a number of proprietary Internet-based systems to increase our operating efficiencies and distribute our processing and merchant data to our three main constituencies: our sales force, our merchant base and our customer service staff. In 2001, we began providing authorization and data capture services to our merchants through our own front-end processing system, “HPS Exchange.” In 2005, we began providing clearing, settlement and merchant accounting services through our own internally developed back-end processing system, “Passport.” Passport enables us to customize these services to the needs of our Relationship Managers and merchants. We completed converting substantially all of our bank card merchants to Passport during the second quarter of 2006.

During the years ended December 31, 2005 and 2006 and the six months ended June 30, 2007, approximately 53%, 64% and 72%, respectively, of our transactions were processed through HPS Exchange, which has decreased our operating costs per transaction. At June 30, 2007, approximately 143,760 of our 146,975 total bank card merchants were processing on Passport. With the conversion to Passport in 2006, our internally developed systems are providing substantially all aspects of a merchant’s processing needs. Previously, we relied on third party vendors for some of these services including bank card authorization and data capture services, settlement and merchant accounting services.

Payroll Processing Services

Through our wholly-owned subsidiary, Heartland Payroll Company, we operate a full-service nationwide payroll processing service. At June 30, 2007 we processed payroll for 5,467 customers throughout the United States, increases of 29.7% and 57.0%, respectively, from 4,216 payroll customers at December 31, 2006 and 3,482 payroll customers at June 30, 2006.

Our nationwide direct sales force also sells our payroll processing services solely on a commission basis. In 2006, our direct sales force received additional training regarding our payroll processing products and increased its focus on selling these products. In 2006, 2005 and 2004, we installed 3,140, 1,117 and 988 new payroll processing customers, respectively.

Our total merchants, which we define as bank card processing merchants plus payroll customers, increased to 152,442 at June 30, 2007. This represents increases of 10.9% and 18.8%, respectively, over the 137,416 total merchants at December 31, 2006 and 128,282 total merchants at June 30, 2006.

Corporate Information

Our principal executive offices are located at 90 Nassau Street, Princeton, New Jersey 08542 and our telephone number is (609) 683-3831. Our website address is www.heartlandpaymentsystems.com. Information contained on our website is not a prospectus and does not constitute part of this prospectus.

The Offering

This prospectus is part of a registration statement on Form S–3 that we filed with the Securities and Exchange Commission utilizing a “shelf” registration process. Under this process, we and certain selling stockholders may sell up to an aggregate of 7,532,500 shares of common stock. This prospectus provides you with a general description of the common stock that we or the selling stockholders may offer. Each time we or the selling stockholders offer to sell common stock under this prospectus, we will provide a prospectus supplement containing specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. To the extent that any information we provide in a prospectus supplement is inconsistent with information in this prospectus, the information in the prospectus supplement will modify or supersede this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information incorporated by reference in this prospectus as described under the heading “Information Incorporated by Reference.”

RISK FACTORS

This offering involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information in this prospectus, the related prospectus supplement and the documents incorporated herein by reference before you decide whether to purchase shares of our common stock. The risks described below are not the only ones facing our company. Additional risks that are not currently known to us or that we currently believe to be immaterial may also adversely affect our business. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations and financial condition could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Relating to Our Business

The payment processing industry is highly competitive and we compete with certain firms that are larger and that have greater financial resources. Such competition could increase, which would adversely influence our prices to merchants, and as a result, our operating margins.

The market for payment processing services is highly competitive. Other providers of payment processing services have established a sizable market share in the small- and medium-size merchant processing sector. Maintaining our historic growth will depend on a combination of the continued growth in electronic payment transactions and our ability to increase our market share. According to The Nilson Report, we accounted for approximately 2.3% of the $1.9 trillion of total purchase volume processed by all bank card acquirers in 2006. This competition may influence the prices we are able to charge. If the competition causes us to reduce the prices we charge, we will have to aggressively control our costs in order to maintain acceptable profit margins. In addition, some of our competitors are financial institutions, subsidiaries of financial institutions or well-established payment processing companies, including First Data Corporation, Bank of America Corporation, Global Payments, Inc., Fifth Third Bank, Chase Paymentech Solutions and Nova Information Systems, Inc., a subsidiary of U.S. Bancorp. Our competitors that are financial institutions or subsidiaries of financial institutions do not incur the costs associated with being sponsored by a bank for registration with the card networks and can settle transactions more quickly for their merchants than we can for ours. These competitors have substantially greater financial, technology, management and marketing resources than we have. This may allow our competitors to offer more attractive fees to our current and prospective merchants, or other products or services that we do not offer. This could result in a loss of customers, greater difficulty attracting new customers, and a reduction in the price we can charge for our services.

We are subject to the business cycles and credit risk of our merchants, which could negatively impact our financial results.

A recessionary economic environment could have a negative impact on our merchants, which could, in turn, negatively impact our financial results, particularly if the recessionary environment disproportionately affects some of the market segments that represent a larger portion of our bank card processing volume, like restaurants. If our merchants make fewer sales of their products and services, we will have fewer transactions to process, resulting in lower revenue. In addition, we have a certain amount of fixed and semi-fixed costs, including rent, processing contractual minimums and salaries, which could limit our ability to quickly adjust costs and respond to changes in our business and the economy.

In a recessionary environment our merchants could also experience a higher rate of business closures, which could adversely affect our business and financial condition. During the last recession, we experienced a slowdown in the rate of same-store sales growth and an increase in business closures. In the event of a closure of a merchant, we are unlikely to receive our fees for any transactions processed by that merchant in its final month of operation.

While we service a broad range of merchants, restaurants represent a significant portion of our merchant base. The failure rate of restaurants is typically high, which increases our merchant attrition and reject losses. A reduction in consumer spending, particularly at restaurants, would further increase our rate of merchant attrition and reject losses.

We have faced, and will in the future face, chargeback liability when our merchants refuse to or cannot reimburse chargebacks resolved in favor of their customers, and reject losses when our merchants go out of business. We cannot accurately anticipate these liabilities, which may adversely affect our results of operations and financial condition.

In the event a billing dispute between a cardholder and a merchant is not resolved in favor of the merchant, the transaction is normally “charged back” to the merchant and the purchase price is credited or otherwise refunded to the cardholder. If we or our clearing banks are unable to collect such amounts from the merchant’s account, or if the merchant refuses or is unable, due to closure, bankruptcy or other reasons, to reimburse us for the chargeback, we bear the loss for the amount of the refund paid to the cardholder. The risk of chargebacks is typically greater with those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. We may experience significant losses from chargebacks in the future. Any increase in chargebacks not paid by our merchants may adversely affect our financial condition and results of operations.

Reject losses arise from the fact that we collect our fees from our merchants on the first day after the monthly billing period. This results in the build-up of a substantial receivable from our customers, which significantly exceeds the receivables of any of our competitors which assess their fees on a daily basis. If a merchant has gone out of business during the billing period, we may be unable to collect such fees. In addition, if our sponsor bank is unable, due to system disruption or other failure, to collect our fees from our merchants, we would face a substantial loss.

We incurred charges relating to chargebacks and reject losses of $1,941,000, $1,206,000, $939,000 and $1,049,000 in the years ended December 31, 2006, 2005 and 2004 and the six months ended June 30, 2007, respectively.

We have faced, and will in the future face, merchant fraud, which could have an adverse effect on our operating results and financial condition.

We have potential liability for fraudulent bank card transactions initiated by merchants. Merchant fraud occurs when a merchant knowingly uses a stolen or counterfeit bank card or card number to record a false sales transaction, processes an invalid bank card or intentionally fails to deliver the merchandise or services sold in an otherwise valid transaction. Examples of merchant fraud we have faced include a manager of a franchised motel who applied for a merchant account that proved to be a second account for that motel, and processed duplicate charges in his office, and an antique repair service owner who continued accepting deposits on cards for repairs, but stopped doing the repairs. We have established systems and procedures designed to detect and reduce the impact of merchant fraud, but we cannot assure you that these measures are or will be effective. It is possible that incidents of fraud could increase in the future. Failure to effectively manage risk and prevent fraud would increase our chargeback liability. Increases in chargebacks could have an adverse effect on our operating results and financial condition.

Unauthorized disclosure of merchant and cardholder data, whether through breach of our computer systems or otherwise, could expose us to liability and protracted and costly litigation.

We collect and store sensitive data about merchants, including names, addresses, social security numbers, driver’s license numbers and checking account numbers. In addition, we maintain a database of cardholder data relating to specific transactions, including bank card numbers, in order to process the transactions and for fraud prevention. Any significant incidents of loss of cardholder data by us or our merchants could result in significant fines and sanctions by Visa, MasterCard or governmental bodies, which could have a material adverse effect upon our financial position and/or operations. In addition, a significant breach could result in our being prohibited from processing transactions for Visa and MasterCard.

Our computer systems could be penetrated by hackers and our encryption of data may not prevent unauthorized use. In this event, we may be subject to liability, including claims for unauthorized purchases with misappropriated bank card information, impersonation or other similar fraud claims. We could also be subject to liability for claims relating to misuse of personal information, such as unauthorized marketing purposes. These claims also could result in protracted and costly litigation. In addition, we could be subject to penalties or sanctions from the Visa and MasterCard networks.

Although we generally require that our agreements with our service providers who have access to merchant and customer data include confidentiality obligations that restrict these parties from using or disclosing any customer or merchant data except as necessary to perform their services under the applicable agreements, we cannot assure you that these contractual measures will prevent the unauthorized use or disclosure of data. In addition, our agreements with financial institutions require us to take certain protective measures to ensure the confidentiality of merchant and consumer data. Any failure to adequately enforce these protective measures could result in protracted and costly litigation.

Increased merchant attrition that we cannot anticipate or offset with increased bank card processing volume or new accounts would cause our revenues to decline.

We experience attrition in merchant bank card processing volume resulting from several factors, including business closures, transfers of merchants’ accounts to our competitors and account closures that we initiate due to heightened credit risks relating to, or contract breaches by, merchants. Since 2004, we have experienced average annual attrition of 10% to 12% of total bank card processing volume, but attrition in 2006 and the first six months of 2007 was higher than in 2004 and 2005. Substantially all of our processing contracts may be terminated by either party on relatively short notice. We cannot predict the level of attrition in the future and therefore it could increase. Increased attrition in merchant bank card processing volume may have an adverse effect on our financial condition and results of operations. If we are unable to establish accounts with new merchants or otherwise increase our bank card processing volume in order to counter the effect of this attrition, our revenues will decline.

We rely on a bank sponsor, which has substantial discretion with respect to certain elements of our business practices, in order to process bank card transactions. If this sponsorship is terminated and we are unable to secure new bank sponsors, we will not be able to conduct our business.

Substantially all of our revenue is derived from Visa and MasterCard bank card transactions. Because we are not a bank, we are not eligible for membership in the Visa and MasterCard networks and are, therefore, unable to directly access the bank card networks, which are required to process Visa and MasterCard transactions. Visa and MasterCard operating regulations require us to be sponsored by a bank in order to process bank card transactions. We are currently registered with Visa and MasterCard through KeyBank, National Association, referred to as “KeyBank” in this document, which has maintained that registration since 1999. If we or our bank sponsor fail to comply with the applicable requirements of the Visa and MasterCard bank card networks, Visa or MasterCard could suspend or terminate our registration. The bank card networks frequently amend their requirements. If we or our sponsoring bank were unable to comply with any such amended requirements, Visa or MasterCard could suspend or terminate our registration. On occasion, we have received notices of non-compliance, which have typically related to excessive chargebacks for a merchant or data security failures on the part of a merchant. The termination of our registration, or any changes in the Visa or MasterCard rules that would impair our registration, could require us to stop providing Visa and MasterCard payment processing services, which would make it impossible for us to conduct our business. In addition, if our sponsorship is terminated and we are unable to secure another bank sponsor or sponsors, we will not be able to process Visa and MasterCard transactions. Furthermore, our agreement with KeyBank gives it substantial discretion in approving certain aspects of our business practices, including our solicitation, application and qualification procedures for merchants, the terms of our agreements with merchants and our customer service levels. KeyBank’s discretionary actions under this agreement could be detrimental to our operations.

Current or future bank card network rules and practices could adversely affect our business.

We are registered with the Visa and MasterCard networks through our bank sponsor as an Independent Sales Organization with Visa and a Member Service Provider with MasterCard. In addition, we are a sales agent for Discover and American Express. The rules of the bank card networks are set by their boards, which may be strongly influenced by member banks and, in the case of Discover and American Express, by the card issuers, and some of those banks and issuers are our competitors with respect to these processing services. Many banks directly or indirectly sell processing services to merchants in direct competition with us. These banks could attempt, by virtue of their membership in the network, to alter the networks’ rules or policies to the detriment of non-members like us. Discover and American Express also sell processing services for their cardholders to merchants. The bank card networks or issuers who maintain our registrations or arrangements or the current bank card network or issuer rules allowing us to market and provide payment processing services may not remain in effect. The termination of our registration or our status as an Independent Sales Organization or Member Service Provider, or any changes in card network or issuer rules that limit our ability to provide payment processing services, could have an adverse effect on our bank card processing volumes, revenues or operating costs. In addition, if we were precluded from processing Visa and MasterCard bank card transactions, we would lose substantially all of our revenues.

Our systems and our third-party providers’ systems may fail due to factors beyond our control, which could interrupt our service, cause us to lose business and increase our costs.

We depend on the efficient and uninterrupted operation of our computer network systems, software, data center and telecommunications networks, as well as the systems of third parties. Our systems and operations or those of our third-party providers could be exposed to damage or interruption from, among other things, fire, natural disaster, power loss, telecommunications failure, unauthorized entry and computer viruses. Our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur. Defects in our systems or those of third parties, errors or delays in the processing of payment transactions, telecommunications failures or other difficulties could result in:

•	loss of revenues;

•	loss of merchants, although our contracts with merchants do not expressly provide a right to terminate for business interruptions;

•	loss of merchant and cardholder data;

•	harm to our business or reputation;

•	exposure to fraud losses or other liabilities;

•	negative publicity;

•	additional operating and development costs; and/or

•	diversion of technical and other resources.

Adverse conditions in markets in which we obtain a substantial amount of our bank card processing volume, such as our largest markets of California, New York, Texas and Florida, could negatively affect our results of operations.

Adverse economic or other conditions in California, New York, Texas and Florida would negatively affect our revenue and could materially and adversely affect our results of operations. In December 2006, merchants in California represented 14.0%, in New York represented 6.8%, in Texas represented 4.6%, and in Florida represented 4.5% of our total bank card processing volume. As a result of this geographic concentration of our merchants in these markets, we are exposed to the risks of downturns in these local economies and to other local conditions, which could adversely affect the operating results of our merchants in these markets.

If we lose key personnel or are unable to attract additional qualified personnel as we grow, our business could be adversely affected.

We are dependent upon the ability and experience of a number of our key personnel who have substantial experience with our operations, the rapidly changing payment processing industry and the selected markets in which we offer our services. It is possible that the loss of the services of one or a combination of our senior executives or key managers, particularly Robert O. Carr, our Chief Executive Officer, would have an adverse effect on our operations. Our success also depends on our ability to continue to attract, manage and retain other qualified middle management and technical and clerical personnel as we grow. We may not continue to attract or retain such personnel.

If we are unable to attract and retain qualified sales people, our business and financial results may suffer.

Unlike many of our competitors who rely on Independent Sales Organizations or salaried salespeople and telemarketers, we rely on a direct sales force whose compensation is entirely commission-based. Through our direct sales force of approximately 1,491 Relationship Managers, Servicing Managers and sales managers as of June 30, 2007, we seek to increase the number of merchants using our products and services. We intend to significantly increase the size of our sales force. Our success partially depends on the skill and experience of our sales force. If we are unable to retain and attract sufficiently experienced and capable Relationship Managers, our business and financial results may suffer.

If we cannot pass increases in bank card network interchange fees along to our merchants, our operating margins will be reduced.

We pay interchange fees set by the bank card networks to the card issuing bank for each transaction we process involving their bank cards. From time to time, the bank card networks increase the interchange fees that they charge payment processors and the sponsoring banks. At its sole discretion, our sponsoring bank has the right to pass any increases in interchange fees on to us and it has consistently done so in the past. We are allowed to, and in the past we have been able to, pass these fee increases along to our merchants through corresponding increases in our processing fees. However, if we are unable to do so in the future, our operating margins will be reduced.

Any acquisitions or portfolio buyouts that we make could disrupt our business and harm our financial condition.

We expect to evaluate potential strategic acquisitions of complementary businesses, products or technologies. We may not be able to successfully finance or integrate any businesses, products or technologies that we acquire. Furthermore, the integration of any acquisition may divert management’s time and resources from our core business and disrupt our operations. To date, we have not acquired any significant companies or products. We may spend time and money on projects that do not increase our revenue. To the extent we pay the purchase price of any acquisition in cash, it would reduce our cash reserves, and to the extent the purchase price is paid with our stock, it could be dilutive to our stockholders. While we from time to time evaluate potential acquisitions of businesses, products and technologies, and anticipate continuing to make these evaluations, we have no present understandings, commitments or agreements with respect to any acquisitions.

We also regularly buy out the residual commissions of our Relationship Managers and sales managers, at multiples that typically amount to 2 to 2 1/2 years of such commissions. If the merchants included in the portfolios we purchase do not generate sufficient incremental margin after the purchase, we will not achieve a positive return on the cash expended.

Governmental regulations designed to protect or limit access to consumer information could adversely affect our ability to effectively provide our services to merchants.

Governmental bodies in the United States and abroad have adopted, or are considering the adoption of, laws and regulations restricting the transfer of, and safeguarding, non-public personal information. For example, in the United States, all financial institutions must undertake certain steps to ensure the privacy and security of consumer financial information. While our operations are subject to certain provisions of these privacy laws, we have limited our use of consumer information solely to providing services to other businesses and financial institutions. We limit sharing of private consumer information to that necessary to complete the transactions on behalf of the consumer and the merchant and to that permitted by federal and state laws. In connection with providing services to the merchants and financial institutions that use our services, we are required by regulations and contracts with our merchants to provide assurances regarding the confidentiality and security of private consumer information. These contracts require periodic audits by independent companies regarding our compliance with industry standards and best practices established by regulatory guidelines. The compliance standards relate to our infrastructure, components, and operational procedures designed to safeguard the confidentiality and security of private consumer information shared by our clients with us. Our ability to maintain compliance with these standards and satisfy these audits will affect our ability to attract and maintain business in the future. The cost of such systems and procedures may increase in the future and could adversely affect our ability to compete effectively with other similarly situated service providers.

Our operating results are subject to seasonality, which could result in fluctuations in our quarterly net income.

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our revenues as a result of consumer spending patterns. Historically our revenues have been strongest in our second and third quarters, and weakest in our first quarter.

We may become subject to additional U.S., state or local taxes that cannot be passed through to our merchants, which could negatively affect our results of operations.

Companies in the payment processing industry, including us, may become subject to taxation in various tax jurisdictions on their net income or revenues. Application of these taxes is an emerging issue in our industry and taxing jurisdictions have not yet adopted uniform positions on this topic. If we are required to pay additional taxes and are unable to pass the tax expense through to our merchants, our costs would increase and our net income would be reduced.

We face uncertainty about additional financing for our future capital needs, which may prevent us from growing our business.

We may need to raise additional funds to finance our future capital needs, including the construction of our new service center and operating expenses. We may need additional financing earlier than we anticipate if we:

•	expand faster than our internally generated cash flow can support;

•

purchase portfolio equity (the portion of our commissions that we have committed to our sales force for as long as the merchant processes with us, which we may buy out at an agreed multiple) from a large number of Relationship Managers or sales managers;

•	add new merchant accounts faster than expected;

•	need to reduce pricing in response to competition; or

•	acquire complementary products, businesses or technologies.

If we raise additional funds through the sale of equity securities, these transactions may dilute the value of our outstanding common stock. We may also decide to issue securities, including debt securities, that have rights, preferences and privileges senior to our common stock. We may be unable to raise additional funds on terms favorable to us or at all. If financing is not available or is not available on acceptable terms, we may be unable to fund our future needs. This may prevent us from increasing our market share, capitalizing on new business opportunities or remaining competitive in our industry.

Risks Related to This Offering

Our executive officers, directors and principal stockholders have substantial control over our business, which could lead to conflicts of interest with other stockholders and could limit your ability to influence corporate matters.

At August 15, 2007, our Chairman and Chief Executive Officer, Robert O. Carr, beneficially owned approximately 27.5% of our outstanding common stock. Mr. Carr and our other executive officers and directors, including certain of our directors who are affiliated with Greenhill Capital Partners, L.P. and its affiliated investment funds, and LLR Equity Partners, L.P. and its affiliated investment fund, collectively beneficially owned approximately 59.6% of our outstanding common stock. Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund owned in the aggregate approximately 26.0% of our outstanding common stock. Various officers, directors, partners and members of Greenhill Capital Partners, L.P. and its affiliated investment funds and LLR Equity Partners, L.P. and its affiliated investment fund are members of our board of directors. Accordingly, these stockholders, acting individually or together, will have significant influence over all matters requiring stockholder approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders may dictate the day-to-day management of our business. This concentration of ownership could limit your ability to influence corporate matters and could have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation, takeover or other business combination or a sale of all or substantially all of our assets. In addition, the significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Future sales of our common stock, or the perception in the public markets that these sales may occur, could depress our stock price.

Sales of substantial amounts of our common stock in the public market, or the perception in the public markets that these sales may occur, could cause the market price of our common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. At June 30, 2007, we had 37,443,754 shares of our common stock outstanding. Of such outstanding shares, approximately 21,406,354 shares are restricted securities, all of which shares may be sold in transactions consistent with the volume limitations of Rule 144 of the Securities Act of 1933. In addition, as of June 30, 2007, we had outstanding options to purchase a total of 3,704,143 shares under our 2000 Incentive Stock Option Plan and our 2002 PEPShares Plan, of which 3,171,856 were vested. The shares underlying these outstanding options are registered on a Form S-8 registration statement and may be sold freely upon exercise of the options. The number of shares of our common stock available to trade could cause the market price of our common stock to decline. In addition to the adverse effect a price decline could have on holders of our common stock, such a decline could impede our ability to raise capital or to make acquisitions through the issuance of additional shares of our common stock or other equity securities.

The holders of approximately 20,826,568 shares of our common stock have rights to demand the registration of their shares or include their shares in registration statements that we may file on our behalf or on behalf of other stockholders. Of the shares with registration rights, an aggregate of approximately 20,699,348 shares are owned by Mr. Carr and other executive officers and directors and Greenhill Capital Partners, L.P. and its affiliated investment funds, and LLR Equity Partners, L.P. and its affiliated investment funds.

By exercising their registration rights and selling a large number of shares, holders with registration rights could cause the price of our common stock to decline, which could impede our ability to make acquisitions through the issuance of additional shares of our common stock. Furthermore, if we file a registration statement to offer additional shares of our common stock and have to include shares held by those holders, it could impair our ability to raise needed capital by depressing the price at which we could sell our common stock.

Provisions in our charter documents and Delaware law could discourage a takeover you may consider favorable or could cause current management to become entrenched and difficult to replace.

Provisions in our amended and restated certificate of incorporation, in our bylaws and under Delaware law could make it more difficult for other companies to acquire us, even if doing so would benefit our stockholders. Our amended and restated certificate of incorporation and bylaws contain the following provisions, among others, which may inhibit an acquisition of our company by a third party:

•	advance notification procedures for matters to be brought before stockholder meetings;

•	a limitation on who may call stockholder meetings;

•	a prohibition on stockholder action by written consent; and

•	the ability of our board of directors to issue up to 10 million shares of preferred stock without a stockholder vote.

If any shares of preferred stock are issued that contain an extraordinary dividend or special voting power, a change in control could be impeded.

We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any “interested stockholder,” meaning, generally, that a stockholder who beneficially owns more than 15% of our stock cannot acquire us for a period of three years from the date this person became an interested stockholder unless various conditions are met, such as approval of the transaction by our board of directors. Any of these restrictions could have the effect of delaying or preventing a change in control.

We may be unable or we may decide not to pay dividends on our common stock at a level anticipated by shareholders, which could depress our stock price.

The payment of dividends on our common stock in the future will be at the discretion of our board of directors and will depend on, among other factors, our earnings, stockholders’ equity, cash position and financial condition. No assurance can be given that we will be able to or will choose to pay any dividends in the foreseeable future.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus that are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements include the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in the forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus.

You should understand that many important factors, in addition to those discussed elsewhere in this prospectus and the documents incorporated by reference into this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements. These factors include, without limitation, our competitive environment, the business cycles and credit risks of our customers, merchant attrition, chargeback liability, problems with our bank sponsor, our reliance on other bank card payment processors, our inability to pass increased interchange fees along to our merchants, economic conditions, the unauthorized disclosure of merchant data, government regulation and system failures.

DIVIDEND POLICY

On August 1, 2006, our board of directors declared a quarterly cash dividend of $0.025 per share of common stock, which was paid on September 15, 2006 to our stockholders of record as of August 25, 2006. On November 2, 2006, our board of directors declared a quarterly cash dividend of $0.025 per share of common stock, which was paid on December 15, 2006 to our stockholders of record as of November 24, 2006. On February 12, 2007, our board of directors declared a quarterly cash dividend of $0.05 per share of common stock, which was paid on March 15, 2007 to our stockholders of record as of February 23, 2007. On May 3, 2007, our board of directors declared a quarterly cash dividend of $0.05 per share of common stock, which was paid on June 15, 2007 to stockholders of record as of May 25, 2007. On July 30, 2007, our board of directors declared a quarterly cash dividend of $0.075 per share of common stock to be paid on September 15, 2007, to stockholders of record as of August 24, 2007.

The declaration of any other dividends and, if declared, the amount of any such dividend, will be subject to our actual future earnings and capital requirements and to the discretion of our board of directors. Our board of directors will take into account such matters as general business conditions, our financial results, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

USE OF PROCEEDS

We will retain broad discretion over the use of the net proceeds from the sale of our common stock offered hereby. Except as described in any prospectus supplement, we currently anticipate using the net proceeds from the sale of our common stock hereby for general corporate purposes.

We will not receive any of the proceeds from the sale of shares by the selling stockholders.

PRICE RANGE OF OUR COMMON STOCK

Our common stock, $0.001 par value per share, our only class of common equity, has been quoted on the New York Stock Exchange under the symbol “HPY” since August 16, 2005. The following table sets forth the high and low sales prices per share of our common stock for the periods indicated, as reported on the New York Stock Exchange:

	High	Low
Year ending December 31, 2007
Third Quarter (through September 6, 2007)	$33.00	$27.96
Second Quarter	$29.60	$23.66
First Quarter	$29.01	$23.40
Year ended December 31, 2006
Fourth Quarter	$29.44	$24.08
Third Quarter	$29.02	$23.12
Second Quarter	$29.90	$24.38
First Quarter	$25.62	$21.22
Five months ended December 31, 2005
Fourth Quarter	$26.50	$20.77
Third Quarter	$27.73	$22.20

As of September 6, 2007, the closing sale price of our common stock as reported on the New York Stock Exchange was $30.20 per share. As of August 15, 2007, there were 54 holders of record of our common stock, not including beneficial owners of shares registered in nominee or “street name” on such date.

DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, which we have included as exhibits to our annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 9, 2007.

Authorized Capitalization

Our capital structure consists of 100,000,000 authorized shares of common stock and 10,000,000 shares of undesignated preferred stock. As of June 30, 2007, an aggregate of 37,443,754 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on any matter to be voted upon by stockholders. The holders of our common stock are entitled to dividends as our board of directors may declare from time to time from legally available funds subject to the preferential rights of the holders of any shares of our preferred stock that we may issue in the future.

Our amended and restated certificate of incorporation does not provide for cumulative voting in connection with the election of directors. Accordingly, directors will be elected by a plurality of the shares voting once a quorum is present. No holder of our common stock will have any preemptive right to subscribe for any shares of capital stock issued in the future.

Upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of our common stock are entitled to share, on a pro rata basis, all assets remaining after payment to creditors and subject to prior distribution rights of any shares of preferred stock that we may issue in the future. All of the outstanding shares of common stock are, and the shares offered by us in this offering will be, fully paid and non-assessable.

Preferred Stock

No shares of our preferred stock are currently outstanding. Under our amended and restated certificate of incorporation, our board of directors, without any further action by our stockholders, is authorized to issue shares of preferred stock in one or more classes or series. The board may fix the rights, preferences and privileges of the preferred stock, along with any limitations or restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each class or series of preferred stock. The preferred stock could have voting or conversion rights that could adversely affect the voting power or other rights of holders of our common stock. The issuance of preferred stock could also have the effect, under certain circumstances, of delaying, deferring or preventing a change of control of our company. We currently have no plans to issue any shares of preferred stock.

Registration Rights

On August 2, 2005, we amended and restated the shareholders’ agreement with the holders of our convertible redeemable preferred stock and some of the holders of our common stock to eliminate all of the provisions of the shareholders’ agreement, except for the provisions relating to the registration rights. Currently, the holders of approximately 20,826,568 shares of common stock are entitled to registration rights with respect to their shares. Any group of holders of at least 10% of the securities with registration rights can require us to register all or part of their shares at any time, so long as the thresholds in the shareholders’ agreement are met with respect to the amount of securities to be sold. After we have completed three such registrations we are no longer subject to these demand registration rights. In addition, the holders of securities with registration rights may also require us to include their shares in future registration statements that we file, subject to reduction at the option of the underwriters of such an offering. Upon any of these registrations, these shares will be freely tradable in the public market without restriction. We are obligated under the shareholders’ agreement to pay the registration expenses incurred in connection with any registration, qualification or compliance relating to the exercise of a holder’s registration rights. Additionally, we have agreed to indemnify and hold harmless holders (and their affiliates) of registrable securities covered by a registration statement against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the holders (or their affiliates) may be required to make because of any of those liabilities.

Anti-Takeover Effects Of Certain Provisions Of Delaware Law And Our Amended And Restated Certificate Of Incorporation And Bylaws

Effect of Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by excluding employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•

any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a stockholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by stockholders.

Supermajority Voting

Our amended and restated certification of incorporation requires the approval of the holders of at least 66 2/3% of our combined voting power to effect certain amendments to our amended and restated certificate of incorporation. Our bylaws may be amended by either a majority of the board of directors, or the holders of 66 2/3% of our voting stock. Holders of 66 2/ 3% of our voting stock may remove, for cause, any director or the entire board of directors.

Authorized but Unissued or Undesignated Capital Stock

Our authorized capital stock consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. No preferred stock is currently designated. As of June 30, 2007, we have outstanding 37,443,754 shares of common stock. The authorized but unissued (and in the case of preferred stock, undesignated) stock may be issued by the board of directors in one or more transactions. In this regard, our amended and restated certificate of incorporation grants the board of directors broad power to establish the rights and preferences of authorized, unissued and undesignated preferred stock. The issuance and designation of shares of preferred stock pursuant to the board of directors’ authority described above could decrease the amount of earnings and assets available for distribution to holders of common stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control. The board of directors does not currently intend to seek stockholder approval prior to any issuance of preferred stock, unless otherwise required by law.

Special Meetings of Stockholders

Our bylaws provide that special meetings of our stockholders may be called only by our Chairman of the board of directors or by our Chief Executive Officer. Robert O. Carr currently serves as our Chairman of the Board and Chief Executive Officer.

No Stockholder Action by Written Consent

Our amended and restated certificate of incorporation and bylaws provide that an action required or permitted to be taken at any annual or special meeting of our stockholders may only be taken at a duly called annual or special meeting of stockholders. This provision prevents stockholders from initiating or effecting any action by written consent, and thereby taking actions opposed by the board.

Notice Procedures

Our bylaws establish advance notice procedures with regard to all stockholder proposals to be brought before meetings of our stockholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or bylaws. These procedures provide that notice of such stockholder proposals must be received in writing by our Secretary not less than 150 days prior to the meeting. The notice must include a brief description of the business desired to be brought before the meeting, the name and address of the stockholder proposing such business and the class and number of shares owned by such stockholder.

Limitation of Director Liability

Our amended and restated certificate of incorporation limits the liability of our directors (in their capacity as directors but not in their capacity as officers) to us or our stockholders to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

Indemnification Arrangements

Our bylaws provide that our directors and officers shall be indemnified and provide for the advancement to them of expenses in connection with actual or threatened proceedings and claims arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.

Listing

Our common stock is listed on the New York Stock Exchange under the symbol “HPY.”

Transfer Agent And Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

PLAN OF DISTRIBUTION

We or any selling stockholders may sell common stock under this prospectus in public offerings:

•	through one or more underwriters or dealers;

•	through other agents; or

•	directly to purchasers.

The common stock that we or any selling stockholders may sell under this prospectus may be priced:

•	at a fixed public offering price or prices, which may be changed from time to time;

•	at market prices prevailing at the times of sale;

•	at prices calculated by a formula based on prevailing market prices;

•	at negotiated prices; or

•	in a combination of any of the above pricing methods.

If we or any selling stockholders use underwriters for an offering, they will acquire the common stock for their own account and may resell them from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. We or any selling stockholders may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all of the common stock offered by the prospectus supplement. The public offering price and any discounts or concessions allowed or reallowed or paid to dealers may change from time to time. Only underwriters named in a prospectus supplement are underwriters of the common stock offered by that prospectus supplement.

If this registration statement is used for an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act, the amount of common stock registered under this registration statement for such an offering may not exceed 10% of the aggregate market value of our outstanding voting stock as proscribed by Rule 415(a)(4) of the Securities Act.

We or any selling stockholders may also sell common stock directly or through agents. We or any selling stockholders will name any agent involved in an offering and we will describe any commissions we or any selling stockholders will pay the agent in the applicable prospectus supplement. Unless the prospectus supplement states otherwise, our agents, or any agent of any selling stockholder, will act on a best-efforts basis.

We or any selling stockholders may authorize agents or underwriters to solicit offers by certain types of institutional investors to purchase common stock from us or any such selling stockholders at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. We will describe the conditions of these contracts and the commissions we or any selling stockholders must pay for solicitation of these contracts in the applicable prospectus supplement.

We or any selling stockholders may provide agents and underwriters with indemnification against certain civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to such liabilities. Underwriters or agents may engage in transactions with us, or perform services for us, in the ordinary course of business. We or any selling stockholders may also use underwriters or agents with whom we or any such selling stockholders have a material relationship. We will describe the nature of any such relationship in the applicable prospectus supplement.

An underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934. Overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Short covering transactions involve purchases of the securities in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriter to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a covering transaction to cover short positions. These activities may cause the price of our securities to be higher than it would otherwise be on the open market. The underwriter may discontinue any of these activities at any time.

In compliance with guidelines of the NASD, Inc., or the NASD, the maximum commission or discount to be received by any NASD member or independent broker-dealer may not exceed 8% of the aggregate amount of the securities offered by this prospectus; however, it is anticipated that the maximum commission or discount to be received in any particular offering of securities will be significantly less than this amount.

SELLING STOCKHOLDERS

The following table presents certain information regarding the beneficial ownership of our common stock outstanding as of August 15, 2007 to be sold in this offering by the selling stockholders. Please see the “Certain Relationships and Related Transactions” section of the proxy statement for our annual meeting of stockholders held on May 3, 2007 which is incorporated by reference into this prospectus for a description of material relationships between us and the selling stockholders. As described in the footnotes below, Robert O. Carr has been our Chairman and Chief Executive Officer since our inception in October 2000. In addition, as described in the footnotes below, Robert H.B. Baldwin, Jr. has been our Chief Financial Officer since our inception in October 2000.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. The percentages of beneficial ownership set forth below are based on 37,674,846 shares of common stock outstanding on August 15, 2007.

Name of Beneficial Owner	Shares Beneficially Owned		Maximum Number of Shares to be Sold Under this Prospectus	Shares Beneficially Owned After Sale of the Maximum Number of Shares to be Sold Under this Prospectus
	Number	Percentage		Number	Percentage
Greenhill Capital Partners, L.P.(1)(2)(3)(10)	3,207,498	8.5%	1,844,311	1,363,187	3.6%
Greenhill Capital L.P.(1)(2)(3)(10)	978,364	2.6%	562,560	415,804	1.1%
Greenhill Capital Partners (Cayman) L.P.(1)(2)(3)(10)	534,721	1.4%	307,466	227,255	*
Greenhill Capital Partners (Executives) L.P.(1)(2)(3)(10)	517,751	1.4%	297,705	220,046	*
LLR Equity Partners, L.P.(1)(2)(4)(5)	4,133,509	11.0%	2,376,768	1,756,741	4.7%
LLR Equity Partners Parallel, L.P.(1)(2)(4)(5)	419,491	1.1%	241,208	178,283	*
Robert O. Carr(6)(7)	10,365,358	27.5%	1,725,000	8,640,358	22.9%
Robert H.B. Baldwin, Jr.(8)(9)	1,029,736	2.7%	115,000	914,736	2.4%
Total	21,186,428	56.2%	7,470,018	13,716,410	36.4%

*	Less than 1% of the outstanding stock.
(1)	Each of the indicated selling stockholders acquired such selling stockholder’s beneficial ownership of some of the shares of common stock offered by this prospectus and some or all of the other shares of common stock beneficially owned by such selling stockholder by conversion of the Series A Senior Convertible Participating Preferred Stock, par value $0.01, which each such selling stockholder received in our October 11, 2001 sale of 13,333,334 shares of Series A Senior Convertible Participating Preferred Stock. Such issuance of the Series A Senior Convertible Participating Preferred Stock was exempt from registration pursuant to Section 4(2) of the Securities Act.
(2)	Each of the indicated selling stockholders acquired such selling stockholder’s beneficial ownership of some of the shares of common stock offered by this prospectus and some or all of the other shares of common stock beneficially owned by such selling stockholder pursuant to the sales of our common stock by Carr Holdings, L.L.C. on March 21, 2003 and November 17, 2004.
(3)	By virtue of their ownership and positions as the Senior Members of GCP 2000, LLC and as Managing Directors of Greenhill Capital Partners, LLC, which control the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, Scott L. Bok, Robert F. Greenhill, Robert H. Niehaus and V. Frank Pottow may be deemed to beneficially own these shares. In addition, GCP Managing Partner, L.P. and GCP, L.P., the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, as well as Greenhill Capital Partners, LLC and GCP 2000, LLC, which control the general partners, and Greenhill & Co., Inc., the sole member of Greenhill Capital Partners, LLC, may be deemed to beneficially own these shares. Decisions regarding the investments by the funds are made by an investment committee, the composition of which may change from time to time. The current members of the investment committee are Robert H. Niehaus, Scott L. Bok, Robert F. Greenhill, Simon A. Borrows, Kevin A. Bousquette and V. Frank Pottow, each of whom disclaims beneficial ownership of the shares held by the funds except to the extent of his pecuniary interest therein.
(4)	Each of the indicated selling stockholders acquired such selling stockholder’s beneficial ownership of some of the shares of common stock offered by this prospectus and some or all of the other shares of common stock beneficially owned by such selling stockholder pursuant to the sale of our common stock by Carr Holdings, L.L.C. on May 3, 2005.
(5)	Mitchell L. Hollin may be deemed to have investment or voting power over the shares by each indicated entity.
(6)

Robert O. Carr acquired his beneficial ownership of the shares of common stock offered by this prospectus pursuant to an exercise on February 22, 2006 of an option to purchase an aggregate of 1,750,000 shares of our common stock granted by Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners (Executives), L.P., Greenhill Capital, L.P., LLR Equity Partners, L.P., and LLR Equity Partners Parallel, L.P. in July 2003. Mr Carr acquired the remainder of the shares of common stock he owns beneficially through the exercise of options granted under our 2000 Equity Incentive Plan and pursuant to an exchange of his limited liability company membership interests of Triad, L.L.C., a New

Jersey limited liability company, for our common stock pursuant to an agreement and plan of merger between us and Triad dated September 30, 2000, pursuant to which Triad was merged into us upon the filing of the certificates of merger with the states of Delaware and New Jersey on October 3, 2000 and October 2, 2000, respectively. Each outstanding limited liability company membership interest of Triad was converted into 2,000 shares of our common stock.

(7)	Robert O. Carr has served as our Chairman of the Board of Directors and Chief Executive Officer since October 2000.
(8)	Robert H.B. Baldwin, Jr. acquired or will acquire beneficial ownership of the shares of common stock offered by this prospectus pursuant to an exercise of an option granted under our 2000 Equity Incentive Plan.
(9)	Robert H.B. Baldwin, Jr. has served as our Chief Financial Officer since October 2000.
(10)	Each of Greenhill Capital Partners, L.P. and its affiliated investment funds is an affiliate of a registered broker-dealer and has informed us that:

•	it purchased the securities offered by this prospectus in the ordinary course of business, and

•

at the time the securities were purchased, it had no agreements or understandings, directly or indirectly, with us or any of our affiliates or any person acting on our behalf or on behalf of any of our affiliates to distribute the securities.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Heller Ehrman LLP, New York, New York.

EXPERTS

The consolidated financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and include an explanatory paragraph regarding the Company’s change in method of determining which items are treated as cash and cash equivalents, and adoption of Statement of Financial Accounting Standard (SFAS) No. 123(R) Share-Based Payment on January 1, 2006, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference into this prospectus, which means we may disclose important information by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded by other information contained in, or incorporated by reference into, this prospectus.

The following documents filed by us with the SEC are hereby incorporated by reference in this prospectus:

•

our current reports on Form 8-K filed with the SEC on March 22, 2007 (excluding the portions of that report that were furnished rather than filed), May 4, 2007 (excluding the portions of that report that were furnished rather than filed), June 12, 2007 (excluding the portions of that report that were furnished rather than filed) and August 2, 2007 (excluding the portions of that report that were furnished rather than filed);

•	our annual report on Form 10-K for the fiscal year ended December 31, 2006, filed with the SEC on March 9, 2007;

•	our quarterly report on Form 10-Q for the three months ended March 31, 2007, filed with the SEC on May 9, 2007;

•	our quarterly report on Form 10-Q for the three months ended June 30, 2007, filed with the SEC on August 8, 2007; and

•

the description of our common stock contained in our registration statement on Form 8-A, filed with the SEC on August 4, 2005 and all amendments or reports filed by us for the purpose of updating those descriptions.

All reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the dates of filing of such reports and other documents; provided, however, that we are not incorporating any information furnished under either Item 2.02 or Item 7.01 of any current report on Form 8-K.

We hereby undertake to provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of any such person, a copy of any and all of the information that has been or may be incorporated by reference in this prospectus, other than exhibits to such documents, unless the exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. Requests for such copies should be directed to our corporate secretary, at the following address or by calling the following telephone number:

Heartland Payment Systems, Inc.

90 Nassau Street

Princeton, New Jersey 08542

Attention: Charles H.N. Kallenbach (609) 683-3831

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act, a registration statement on Form S-3 relating to the common stock we are offering. This prospectus does not contain all of the information included in the registration statement and its exhibits and schedules thereto. For further information with respect to us and the shares we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other document filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the commission’s public reference room at 100 F Street, NE, Room 2521, Washington, D. C. 20549. You may obtain information on the operation of the public reference room by calling the commission at 1-800-SEC-0330. The commission maintains a website that contains reports, proxy information statements and other information regarding registrants that file electronically with the commission. The address of this website is http://www.sec.gov.

Our internet address is www.heartlandpaymentsystems.com. We make available free of charge, on or through our web site, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our web site is not a prospectus and does not constitute part of this prospectus.

6,520,667 Shares

Heartland Payment Systems, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

            , 2007

Citi

JPMorgan

William Blair & Company

SunTrust Robinson Humphrey

Robert W. Baird & Co.

KeyBanc Capital Markets